SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. 3)*

                                  Vysis, Inc.

                                (Name of Issuer)

                                  Common Stock

                         (Title of Class of Securities)

                                   928961101

                                 (CUSIP Number)

                               Daniel B. Pinkert
                                BP America Inc.
                            200 East Randolph Drive
                                 Mail Code 2106
                            Chicago, Illinois 60601
                                 (312) 856-3025

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 24, 2001

            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. This document is being electronically filed with the Commission using the EDGAR System. See Rule 13d-7 for other parties to whom copies are to be sent.
                         (Continued on following pages)
                              (Page 1 of 10 Pages)
                             ---------------------
    *The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provide in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1

 NAME OF REPORTING PERSONS
 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

 BP p.l.c.; IRS No.: None

2

 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	 (a) [x]
		 	 	 	 	 	 	 	 	 (b) [  ]

3

 SEC USE ONLY



4

 SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5

     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]


6

 CITIZENSHIP OR PLACE OF ORGANIZATION

	England and Wales

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH

7

 SOLE VOTING POWER

	-0-


8

 SHARED VOTING POWER

	6,662,682


9

 SOLE DISPOSITIVE POWER

	-0-


10

 SHARED DISPOSITIVE POWER

	6,662,682

11

 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

		6,662,682

12

     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

13

 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

65.1% (based on 10,241,438 shares outstanding as reported in the Form 10-Q quarterly report for the quarterly period ended June 30, 2001)

14

 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

1

 NAME OF REPORTING PERSONS
 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

		BP America Inc.; IRS No.: 94-2257553

2

 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	 (a) [x]
		 	 	 	 	 	 	 	 	 (b) [  ]

3

 SEC USE ONLY



4

 SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5

     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]



6

 CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH

7

 SOLE VOTING POWER

	-0-


8

 SHARED VOTING POWER

	6,662,682


9

 SOLE DISPOSITIVE POWER

	-0-


10

 SHARED DISPOSITIVE POWER

	6,662,682

11

 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

		6,662,682

12

     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]


13

 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

65.1% (based on 10,241,438 shares outstanding as reported in the Form 10-Q quarterly report for the quarterly period ended June 30, 2001)

14

 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

1

 NAME OF REPORTING PERSONS
 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

		BP Corporation North America Inc.; IRS No.: 36-1812780

2

 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	 (a) [x]
		 	 	 	 	 	 	 	 	 (b) [  ]

3

 SEC USE ONLY



4

 SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5

     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]



6

 CITIZENSHIP OR PLACE OF ORGANIZATION

	Indiana

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH

7

 SOLE VOTING POWER

	-0-


8

 SHARED VOTING POWER

	6,662,682


9

 SOLE DISPOSITIVE POWER

	-0-


10

 SHARED DISPOSITIVE POWER

	6,662,682

11

 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	 	6,662,682

12

     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]


13

 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

65.1% (based on 10,241,438 shares outstanding as reported in the Form 10-Q quarterly report for the quarterly period ended June 30, 2001)

14

 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

1

 NAME OF REPORTING PERSONS
 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

		Amoco Technology Company; IRS No.: 36-3247360

2

 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	 (a) [x]
		 	 	 	 	 	 	 	 	 (b) [  ]

3

 SEC USE ONLY



4

 SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5

     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]



6

 CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH

7

 SOLE VOTING POWER

	-0-


8

 SHARED VOTING POWER

	6,662,682


9

 SOLE DISPOSITIVE POWER

	-0-


10

 SHARED DISPOSITIVE POWER

	6,662,682

11

 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	 	6,662,682

12

     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]


13

 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

65.1% (based on 10,241,438 shares outstanding as reported in the Form 10-Q quarterly report for the quarterly period ended June 30, 2001)

14

 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO


                        RELATING TO THE COMMON STOCK OF
                                  VYSIS, INC.

     This Amendment No. 3 amends the Schedule 13D filed February 20, 1998, as amended by the Amendment No. 1 filed September 23, 1999 and the Amendment No. 2 filed July 11, 2001 (collectively, the "Schedule 13D"). Unless specifically hereby amended, the information in the Schedule 13D remains unchanged. Unless otherwise defined herein, all defined terms used herein have the same meaning as in the Schedule 13D.

Item 2.         Identity and Background

     Item 2 to the Schedule 13D is hereby supplemented and amended as follows:

     There have been changes to the executive officers and directors of BP p.l.c. which are reflected on the attached Schedule I.

Item 4. Purpose of Transaction.

     Item 4 is hereby amended in its entirety to read as follows:

     The 6,662,682 shares of Common Stock of Vysis owned by ATC, constituting 65.1% of the outstanding Vysis Common Stock, are held as an investment. ATC and BP have determined that ATC's investment in Vysis Common Stock is not strategic. As previously reported ATC and BP have been evaluating alternatives for divestment of all or a portion of ATC's holdings in Vysis Common Stock.
     On October 24, 2001, Abbott Laboratories, an Illinois corporation ("Abbott"), Rainbow Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Abbott ("Rainbow") and Vysis entered into an Agreement and Plan of Merger, dated as of October 24, 2001 (the "Merger Agreement"), which provides, among other things, for the acquisition of Vysis by Abbott by means of a cash tender offer (the "Offer") for all of the issued and outstanding shares of Vysis Common Stock and for the subsequent merger (the "Merger") of Rainbow with and into Vysis upon the terms and subject to the conditions set forth in the Merger Agreement.
     Concurrently with Abbott, Rainbow and Vysis entering into the Merger Agreement, Abbott, Rainbow, BP and ATC entered into a Stockholder Agreement, dated as of October 24, 2001 (the "Stockholder Agreement").

     Pursuant to the Stockholder Agreement, ATC has agreed, among other things, that it will tender all of its shares of Vysis Common Stock into the Offer promptly, but not later than the fifth business day following the commencement of the Offer, and that it will not withdraw any of its tendered shares of Vysis Common Stock so long as the Offer remains outstanding;

     will not (a) dispose of or transfer any interest in or encumber any of its shares of Vysis Common Stock, (b) deposit its shares of Vysis Common Stock into a voting trust, enter into any voting arrangement or grant any proxy with respect to its shares of Vysis Common Stock, or (c) take any other action that would interfere with the performance of its obligations under the Stockholder Agreement;

     will vote or consent its shares of Vysis Common Stock (a) in favor of the Merger and approval and adoption of the Merger Agreement and any action required in furtherance thereof, (b) against any action or agreement that would result in a breach of any representation, warranty or covenant of Vysis in the Merger Agreement, and (c) against any action or agreement which would delay, postpone or attempt to discourage the Merger or the Offer or cause a condition to the closing of the Merger or the Offer to not be capable of being satisfied;

     irrevocably grants to, and appoints, Abbott and any Abbott's nominee its proxy and attorney-in-fact (with full power of substitution) during the term of the Stockholder Agreement to vote its shares of Vysis Common Stock, or grant a consent or approval in respect of the shares, in connection with any meeting of the stockholders of Vysis: (a) in favor of the Merger and approval and adoption of the Merger Agreement and any action required in furtherance thereof, (b) against any action or agreement that would result in a breach of any representation, warranty or covenant of Vysis in the Merger Agreement, and (c) against any action or agreement which would delay, postpone or attempt to discourage the Merger or the Offer or cause a condition to the closing of the Merger or the Offer to not be capable of being satisfied; and

     irrevocably waives any rights of appraisal or rights to dissent from the Merger.

The Stockholder Agreement also provides that

     from the date of the Stockholder Agreement until the earlier of the effective time of the Merger or the termination of the Stockholder Agreement, ATC will not (and ATC will not permit any of its affiliates, officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it or any affiliate (collectively "Stockholder Representatives") to) directly or indirectly: (a) solicit, initiate, engage in discussions or negotiate with anyone or take any other action intended or designed to facilitate any inquiry or effort of anyone (other than Abbott) relating to any Alternative Acquisition (which is defined in the Merger Agreement as any direct or indirect acquisition of all or a substantial part of the business and properties of Vysis or any of Vysis' subsidiaries or any capital stock of Vysis or any of Vysis' subsidiaries, whether by merger, tender offer, exchange offer, sale of assets or similar transactions involving Vysis or any Vysis' subsidiary, division or operating or principal business unit of Vysis); (b) provide information with respect to Vysis or any Vysis' Subsidiary to anyone, other than Abbott, relating to a possible Alternative Acquisition by anyone, other than Abbott; or (c) enter into any agreement with respect to any proposal for an Alternative Acquisition. Notwithstanding the foregoing, prior to the acceptance for payment of Vysis Common Stock pursuant to the Offer, ATC may advise the board of directors of Vysis of receipt by it (or any Stockholder Representative) of any unsolicited proposal for an Alternative Acquisition or any inquiry indicating that anyone is considering making or wishes to make a proposal for an Alternative Acquisition. It should be noted that the term "Stockholder Representative" does not include Vysis, any Vysis' Subsidiary or any representative of Vysis;

     ATC will promptly, and not later than within 2 business days, will advise Abbott of receipt by it (or any Stockholder Representative) of any proposal for an Alternative Acquisition or any inquiry indicating that anyone is considering making or wishes to make a proposal for an Alternative Acquisition, identifying such person, and the financial and other material terms and conditions of any proposal for an Alternative Acquisition or potential proposal for an Alternative Acquisition; and

     ATC and BP cease and cause to be  terminated  all existing  discussion or negotiations conducted by them or at their behest with respect to any Alternative Acquisition, and that BP will promptly direct UBS Warburg LLC to cease and cause to be terminated all existing discussions or negotiations conducted by it with respect to any Alternative Acquisition on behalf of BP or its affiliates.

     Pursuant to the Stockholder Agreement, Abbott and Rainbow, among other things, have agreed that without the prior written consent of ATC, Rainbow will not (a) reduce the number of shares of Vysis Common Stock subject to the Offer,
(b) reduce the price it agreed to pay for the shares of Vysis Common Stock tendered pursuant to the Offer, (c) add to the conditions set forth in Exhibit A of the Merger Agreement or modify such conditions in a manner adverse to ATC,
(d) extend the Offer other than as provided in the Stockholder Agreement, (e) change the form of consideration payable in the Offer, or (f) make any other change or modification in any of the terms of the Offer in any manner that is adverse to ATC.

     The Stockholder Agreement, other than certain provisions contained herein, will terminate upon the earlier of: (a) the date upon which the Offer is terminated without the purchase of shares of Vysis Common Stock; (b) the termination of the Merger Agreement; or (c) the effective time of the Merger.

     In addition to the above, the Stockholder Agreement also contains other covenants, terms and conditions, as well as certain customary representations and warranties of the parties. The above description of the Stockholder
Agreement is qualified in its entirety by reference to the Stockholder Agreement, a copy of which is filed as Exhibit 3 to this Amendment No. 3 and is specifically incorporated herein by reference in response to this Item 4.

     Except as set forth above, ATC and BP do not have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) -
(j) of Item 4 in Schedule 13D.

Item 5.		Interest in Securities of the Issuer.

     Item 5 is amended to include the following:

     See "Item 4. Purpose of Transaction" for a description of the Stockholder Agreement which is qualified in its entirety by reference to the Stockholder Agreement and is specifically incorporated herein by reference in answer to this
Item 5.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

     Item 6 is  amended  to  include  the  following:

     See "Item 4. Purpose of Transaction" for a description of the Stockholder Agreement which is qualified in its entirety by reference to the Stockholder Agreement and is specifically incorporated herein by reference in answer to this
Item 6.

Item 7.		Material to be Filed as Exhibits.

     Item 7 is amended to include the following:

     Exhibit  2 Joint  Filing  agreement,  dated  October  25,  2001.
     Exhibit 3 Stockholder Agreement, dated as of October 24, 2001, by and among Abbott Laboratories, Rainbow Acquisition Corp., Amoco Technology Company and BP America Inc.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated:	October 25, 2001
BP p.l.c.

By:  /s/ Lesley Stockwell
     ------------------------
Name: L. J. Stockwell
Title: Assistant Company Secretary

BP America Inc.

By:  /s/ D. B. Pinkert
     ------------------------
Name: D. B. Pinkert
Title: Corporate Secretary


BP Corporation North America Inc.

By:  /s/ D. B. Pinkert
     ------------------------
Name: D. B. Pinkert
Title: Corporate Secretary


Amoco Technology Company

By:  /s/ D. B. Pinkert
     ------------------------
Name: D. B. Pinkert
Title: Vice President


                                   SCHEDULE I

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                                   BP p.l.c.


     The name, citizenship, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, or each of the directors and executive officers as October 24, 2001 of BP p.l.c. ("BP") is set forth below. Except as set forth below, each of the directors and executive officers is a citizen of the United Kingdom. The business address of each director and officer is BP p.l.c., Britannic House, 1 Finsbury Circus, London EC2M 7BA, England. Unless otherwise indicated, each occupation set forth opposite an executive officer's name refers to employment with BP.


NAME                            PRESENT PRINCIPAL OCCUPATION OR
                                EMPLOYMENT
--------------------------------------------------------------------------------

Directors                       (Executive Officer positions noted,
                                 where applicable)
--------------------------------------------------------------------------------
P. D. Sutherland                Non-executive Chairman, Chairman and Managing
(Ireland)                       Director of Goldman Sachs International

Sir Ian Prosser                 Non-executive Deputy Chairman, Chairman of Six
                                Continents PLC

The Lord Browne of Madingley    Executive Director and Group Chief Executive


Dr. J.G.S. Buchanan             Executive Director and Chief Financial Officer
(British and New Zealand)

R. F. Chase                     Executive Director and Deputy Group Chief
                                Executive

W. D. Ford                      Executive Director, Refining and Marketing

Dr. B.E. Grote                  Executive Director, Chemicals

R. L. Olver                     Executive Director, Exploration and Production

J. H. Bryan                     Non-executive Director, Chairman of Sara Lee
(United States)                 Corporation

E. B. Davis, Jr.                Non-executive Director, President and Chief
(United States)                 Executive Officer of Alliant Energy

C. F. Knight                    Non-executive Director, Chairman of Emerson
(United States)                 Electric

F. A. Maljers                   Non-executive Director, Chairman of the
(Netherlands)                   Supervisory Boards of the Amsterdam
                                Concertgebouw N.V., KLM Royal Dutch Airlines and
                                Rotterdam School of Management, Erasmus
                                University

Dr. W. E. Massey                Non-executive Director, President of Morehouse
(United States)                 College

H. M. P. Miles                  Non-executive Director, Chairman of Johnson
                                Matthey

Sir Robin Nicholson             Non-executive Director, retired Chairman of
                                Pilkington Optronics

M. H. Wilson                    Non-executive Director, President and Chief
(Canada)                        Executive Officer of RT Capital Management


Sir. R. Wilson                  Non-executive Director, Chairman
                                 of Rio Tinto plc


Executive Officers

J. C. Hanratty                  Company Secretary
(New Zealand)

G. R. Bradley                   Assistant Secretary

L. J. Stockwell                 Assistant Secretary

                               	Index To Exhibits

Exhibit No.     Exhibit

2               Joint Filing agreement, dated October 25, 2001

3 Stockholder Agreement, dated as of October 24, 2001, by and among Abbott Laboratories, Rainbow Acquisition Corp., Amoco Technology Company and BP America Inc.